

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Colbert Narcisse
Principal Executive Officer
TIAA Real Estate Account
c/o Teachers Insurance and Annuity Association of America
730 Third Avenue
New York, NY 10017-3206

> **Re: TIAA Real Estate Account**
> **Registration Statement on Form S-1**
> **Filed March 14, 2024**
> **File No. 333-277927**

Dear Colbert Narcisse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stephen M. Leitzell, Esq.